FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 or 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2004

                        Commission File Number 000-26495


                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                1A Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X                Form 40-F   ______
                               ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  ________                 No       X
                                                          ---

                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

Forward-Looking Statements

This  Report  on  Form  6-K  contains  forward-looking   statements,   including
projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including the non-occurrence of any of the Company's proposed transactions, the failure to consummate the PIPE and repay the convertible notes; the failure of the Company to receive shareholder approval of the PIPE and repayment of the convertible notes and related matters; the failure of the Company to consummate the transactions within the timeframe required by Nasdaq, or to otherwise fail to satisfy the conditions imposed by the Nasdaq Listing Qualifications Panel for the continued listing of Commtouch shares on The Nasdaq SmallCap Market; the acceleration of the payment date of convertible notes due to a delisting by Nasdaq; business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the Company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Purpose of this Report

On November 1, 2004, the Company announced that it entered into definitive agreements relating to i) the private placement of approximately $4 million shares of Series A Preferred Shares for approximately $2.1 million (the "PIPE") and ii) the early repayment of $3 million of convertible notes. A summary of the terms of these transactions is found in the press release attached hereto as
Exhibit 99.1, which summary is qualified by reference to the definitive agreements attached to this Report. Also attached to this Report are the main agreements and documents embodying the terms of the transactions. The closing of the transactions is subject to, among other closing conditions, the receipt of shareholder approval, to be sought at the annual meeting of shareholders expected to be held in early December 2004.

Subsequent to the signing of the definitive agreement under the PIPE, the Company and additional buyers agreed on the sale of additional Series A Preferred Shares on the same terms as those relating to the original buyers, in an amount of approximately $1.1 million. The total amount of proceeds expected to be received by the Company upon the closing of the PIPE is $3.15 million, with the Company to issue 6,230,000 Series A Preferred Shares in consideration thereof.

Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    COMMTOUCH SOFTWARE LTD.
                                                         (Registrant)


Date: November 4, 2004                      By   /s/   GIDEON MANTEL
                                               ---------------------------------
                                                       Gideon Mantel
                                                       CEO



                                  Exhibit Index


Exhibit Number             Description of Exhibit
--------------             ----------------------

99.1              Press Release  announcing signing of agreements for sale of at
                  least  $2.1  million  of  convertible   preferred  shares  and
                  repayment of $3 million of convertible notes

99.2              Proposed Amended and Restated Articles of Association

99.3              Securities Purchase Agreement of October 31, 2004

99.4              Registration Rights Agreement of October 31, 2004

99.5              Redemption,  Amendment  and Exchange  Agreement of October 31,
                  2004

99.6              Form of Warrant